One Bush Street, Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
CHELSEA M. CHILDS chelsea.childs@dechert.com +1 415 262 4566 Direct +1 415 262 4555 Fax

March 30, 2017

VIA EDGAR

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Minore:

This letter responds to the comments you provided to Jeremy Clemens of Dechert LLP and me in a telephonic discussion on March 17, 2017, with respect to your review of Post-Effective Amendment Nos. 593 and 594 (the “PEAs”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 3, 2017. The PEAs were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) solely for the purpose of adding disclosure regarding sales charge variations, waivers and discounts of the Goldman Sachs Balanced Strategy Portfolio, Goldman Sachs Growth and Income Strategy Portfolio, Goldman Sachs Growth Strategy Portfolio, Goldman Sachs Equity Growth Strategy Portfolio, Goldman Sachs Satellite Strategies Portfolio, Goldman Sachs International Equity Dividend and Premium Fund, Goldman Sachs U.S. Equity Dividend and Premium Fund, Goldman Sachs International Tax-Managed Equity Fund and Goldman Sachs U.S. Tax-Managed Equity Fund (each a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

1.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response: The Registrant acknowledges this comment.

2.	Comment: Section 6(a) of the Securities Act requires the Registrant’s registration statement to be signed by its comptroller or principal accounting officer. Please confirm that a signatory is signing in this capacity and modify the signatory’s title accordingly.

Response: The Registrant acknowledges the Staff’s comment. The Registrant will ensure that the appropriate individual signs future registration statements in the capacity of principal accounting officer.

Appendix C Intermediary Specific Sales Charge Variations, Waivers and Discounts

3.	Comment: In the second sentence of the second paragraph of “Appendix C – Additional Information About Sales Charge Variations, Waivers and Discounts,” please remove or revise the disclosure stating that shareholders can contact their Intermediary “to receive the most current information.”

Response: The Registrant has revised this disclosure consistent with this comment. We have attached hereto a revised Appendix C as Exhibit A.

4.	Comment: In “Appendix C – Additional Information About Sales Charge Variations, Waivers and Discounts,” please clarify that Appendix C specifically identifies all Intermediaries that currently offer unique sales charge variations, waivers and discounts.

Response: The Registrant has revised this disclosure consistent with this comment. We have attached hereto a revised Appendix C as Exhibit A.

Goldman Sachs Fund of Funds Prospectus

5.	Comment: Pursuant to Rule 35d-1(a)(2) of the Investment Company Act of 1940, in the “Investment Management Approach—Principal Investment Strategies” section please add disclosure that shareholders of the Equity Growth Strategy Portfolio will be provided with at least sixty days’ notice prior to any change in the Fund’s 80% investment policy.

Response: The Registrant has included this disclosure consistent with this comment.

Goldman Sachs Tax-Advantaged Equity Funds Prospectus

6.	Comment: The “Investment Management Approach—Principal Investment Strategies” section of the Prospectus states for each Fund that “[t]o the extent required by SEC regulations, shareholders will be provided with sixty days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its Net Assets in the particular type of investment suggested by its name.” Please remove “[t]o the extent required by SEC regulations” from this sentence.

Response: The Registrant has removed this disclosure consistent with this comment.

*                             *                            *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Andrew Murphy, Goldman Sachs Asset Management, L.P.

Joon Kim, Goldman Sachs Asset Management, L.P.

Jeremy J. Clemens, Dechert LLP

Exhibit A

Appendix C

Additional Information About Sales Charge Variations, Waivers and Discounts

The availability of certain sales charge variations, waivers and discounts will depend on whether you purchase your shares directly from a Fund or through an Intermediary. Intermediaries may impose different sales charges and have unique policies and procedures regarding the availability of sales charge waivers and/or discounts (including based on account type), which differ from those described in the Prospectus and are disclosed below. All sales charges and sales charge variations, waivers and discounts available to investors, other than those set forth below, are described in the Prospectus. To the extent an Intermediary notifies the Investment Adviser or Distributor of its intention to impose sales charges or have sales charge waivers and/or discounts that differ from those described in the Prospectus, such information provided by that Intermediary will be disclosed in this Appendix.

In all instances, it is your responsibility to notify your Intermediary at the time of purchase of any relationship or other facts qualifying you for sales charge waivers or discounts. Please contact your Intermediary with questions regarding your eligibility for applicable sales charge variations, waivers and discounts or for additional information regarding your Intermediary’s policies for implementing particular sales charge variations, waivers and discounts. For waivers and discounts not available through a particular Intermediary, shareholders will have to purchase shares directly from a Fund or through another Intermediary to receive these waivers or discounts.

The information provided below for a particular Intermediary is reproduced based on information provided by that Intermediary. An Intermediary’s administration and implementation of its particular policies with respect to any variations, waivers and/or discounts is neither supervised nor verified by the Funds, the Investment Adviser or the Distributor.

MERRILL LYNCH

Shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund’s prospectus or SAI.

Front-End Sales Load Waivers on Class A Shares Available at Merrill Lynch

•	Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan

•	Shares purchased by or through a 529 Plan

•	Shares purchased through a Merrill Lynch affiliated investment advisory program

•	Shares purchased by third party investment advisors on behalf of their advisory clients through Merrill Lynch’s platform

•	Shares of funds purchased through the Merrill Edge Self-Directed platform (if applicable)

•	Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family)

•	Shares exchanged from Class C (i.e., level-load) shares of the same fund in the month of or following the 10-year anniversary of the purchase date

•	Employees and registered representatives of Merrill Lynch or its affiliates and their family members

•	Directors or Trustees of the Fund, and employees of the Fund’s investment adviser or any of its affiliates, as described in the this prospectus

•	Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement)

CDSC Waivers on Class A and Class C Shares Available at Merrill Lynch

•	Death or disability of the shareholder

•	Shares sold as part of a systematic withdrawal plan as described in the Fund’s prospectus

•	Return of excess contributions from an IRA Account

•	Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70 1/2

•	Shares sold to pay Merrill Lynch fees but only if the transaction is initiated by Merrill Lynch

•	Shares acquired through a right of reinstatement

•	Shares held in retirement brokerage accounts, that are exchanged for a lower cost share class due to transfer to certain fee based accounts or platforms (applicable to A and C shares only)

Front-End Load Discounts Available at Merrill Lynch: Rights of Accumulation & Letters of Intent

•	Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Merrill Lynch. Eligible fund family assets not held at Merrill Lynch may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets

•	Letters of Intent (LOI) which allow for breakpoint discounts based on anticipated purchases within a fund family, through Merrill Lynch, over a 13-month period of time (if applicable)

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